Investor presentation Q3 FY2025

Disclaimer This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this presentation, other than statements of historical facts, are forward-looking statements. The words “believe,” “estimate,” “expect,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements include, but are not limited to, the statements regarding our business strategy and our plans and objectives for future operations, our estimated addressable market, our assumptions regarding industry trends, potential technological disruptions, and client demand for our services. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: our ability to achieve its revenue growth goals including as a result of a slower conversion of its pipeline; our expectations of future operating results or financial performance; our ability to accurately forecast and achieve its announced guidance; our ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; our ability to attract and retain highly-skilled IT professionals at cost-effective rates; our ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; our ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; our ability to maintain favorable pricing and utilization rates to support its gross margin; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of our addressable market and market trends; our ability to adapt to technological change and industry trends and innovate solutions for its clients; our plans for growth and future operations, including its ability to manage its growth; our ability to effectively manage its international operations, including our exposure to foreign currency exchange rate fluctuations; our future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; the impact of unstable market and economic conditions, including as a result of actual or anticipated changes in interest rates, economic inflation and the responses by central banking authorities to control such inflation, and the imposition of tariffs in the United States and abroad; and the impact of political instability, natural disaster, events of terrorism and wars, including the military conflict between Ukraine and Russia and related sanctions, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended June 30, 2024 filed with the SEC on September 19, 2024 and in other filings that we make from time to time with the SEC. Except as required by law, we assume no duty to update any of these forward-looking statements after the date of this presentation to conform these statements to actual results or revised expectations. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements contained in this presentation. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. By attending or receiving this presentation you acknowledge that you will be solely responsible for your own assessment of the market and our market position and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of our business. This presentation includes non-IFRS financial measures which have certain limitations and should not be considered in isolation, or as alternatives to or substitutes for, financial measures determined in accordance with IFRS. The non-IFRS measures as defined by us may not be comparable to similar non- IFRS measures presented by other companies. Our presentation of such measures, which may include adjustments to exclude unusual or non-recurring items, should not be construed as an inference that our future results will be unaffected by these or other unusual or non-recurring items. See the IFRS to Non-IFRS Reconciliation section for a reconciliation of these non- IFRS financial measures to the most directly comparable IFRS financial measures. 3

Technology is our how. And people are our why. A new wave of AI-driven digital transformation is underway, and businesses must embrace a more digital core that enables the real-time usage of data to support the rapid and efficient delivery of new initiatives. At Endava, we’ve partnered with our customers over the last two decades to drive their digital agenda and we have upgraded our capabilities to align with their emerging needs. We combine our engineering heritage, digital transformation expertise and deep industry knowledge with new core modernization capabilities to support our customers on their transformation journey. These enhanced capabilities provide the transparency and predictability needed to confidently shape the future and harness the leading technologies of tomorrow.

5 Opportunity & Approach01

We enable change. We are a leading provider of next-generation technology services, dedicated to helping our customers drive real impact and meaningful change. For over two decades, we have been honing our digital transformation approach that now serves as our cornerstone for navigating the new AI-driven era. Our focus is on enhancing our customers’ systems and utilising innovative technologies to create modern value propositions that fuel their competitive edge in the market. This is achieved through our multi-disciplinary teams, who bring together decades of expertise, creativity and delivery at scale to support our clients in reaching their goals. We empower people to engage with innovative technologies and achieve transformational results. 6

Next-gen Tech Core Modernisation Strategy Customer-centric Engineering Agile Automation Data Integration & AI Traditional IT Services Business & Tech Consultants Digital Agencies We are a pure play next-gen technology company 7

We solve complex problems

Define vision & strategy • Increase speed to market • Reduce cost • Drive efficiency • Grow revenue • AI enablement by building on...

Chronos | Ray | Dash | Infra | Maps | Morpheus

Core modernisation | Strategy | Cloud | Cyber security | Quantum | AI
Embedded | Google Cloud Platform | Sustainability | Physical Computing

Managed Services | Software Engineering | Testing
Cyber Security | Design | DevSecOps | Data


Accelerators
Dava.X
Capabilities

© Copyright 2024 Endava • Confidential and Proprietary • Version 1.0

We serve a large addressable market. $4.0T 16.2% Five-year CAGR for digital transformation investments IDC Worldwide Digital Transformation Spending Guide, May 2024 update. 2027 9

3.1% Employee increase Q3FY24 to Q3FY25 11,365 Global employees as of Mar 31, 2025 37% Women in total staff as of Mar 31, 2025 Our people are at the heart of who we are and drive our success as a business. We enable Endavans to be the best they can be so that we can deliver the highest caliber of results for our customers. Western Europe & EU 43% Europe Non-EU 19% North America 7% Latin America 11% APAC & Middle East 20% Endavans 10 Endavans by geography FY21 FY22 FY23 FY24 Q3FY24 Q3FY25 Western Europe 493 602 659 562 581 499 Central Europe - EU Countries 4,469 6,093 5,693 4,904 5,152 4,389 4,962 6,695 6,352 5,466 5,733 4,888 Central Europe - Non-EU Countries 2,361 2,842 2,689 2,346 2,454 2,155 Latin America 1,244 1,927 1,661 1,357 1,432 1,283 North America 311 348 324 807 381 787 APAC 5 38 1,032 2,101 1016 2,244 Middle East 3 5 8 9 8 8,883 11,853 12,063 12,085 11,025 11,365 Q3 FY25 Endavans by Region

69 cities, 29 countries European Union Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, Netherlands, Poland, Romania, Slovenia and Sweden Europe - Non-EU Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom North America Canada and the United States Latin America Argentina, Colombia, Mexico and Uruguay Asia Pacific Australia, India, Malaysia, Singapore and Vietnam Middle East United Arab Emirates Endava around the world 11

History of Endava


Headcount
60
240
1,000
2,000
5,000
11,365
Q3 FY25
Founded in
2000
2025
Concise
UK,
IT Consultancy
Expand
to CE
Compudava
Moldova,
Nearshore
Location
Expand
to USA
Alpheus
Germany,
Consulting
Business
PS Tech
Serbia,
Agile Delivery
Nickelfish
USA,
Digital, UX &
Strategy firm
ISDC
Netherlands
& CE,
Agile Delivery
Expand
to LATAM
Velocity Partners
USA & LATAM,
NA Sales &
LATAM Delivery
IPO NYSE
July 2018
Intuitus
UK,
IT Consultancy
Private Equity
Exozet
Germany,
Digital Agency
Comtrade
Digital Services
Adriatic Region,
Software Engin.
Services
FIVE
USA, Croatia,
Digital Agency
Levvel
USA,
Tech Strategy
Consulting &
Engineering
Lexicon
Australia,
Tech Consulting,
Design & Engineering
Mudbath
Australia,
Tech Strategy,
Design &
Engineering
DEK
Australia, Sweden,
Vietnam,
Software Solutions
TLM
USA,
Gaming
Services
GalaxE
USA, India
IT and Business
Solutions
Founded in
2000
2025

12

AI powering the future of cross-industry trends



Biometric Authentication
CBDC
Spatial Computing
Digital Twins
Open Banking
Usage Specific Insurance
Agentic AI
Next-Gen Clean Energy Tech
AI-Embedded Chips
Practical Quantum Computing
Real-time Payments
Generative AI
AI & Gen AI-Powered Cyber Security
Hybrid Computing
Immersive, Integrated In-Vehicle Infotainment
AI-Integrated Applications
Advanced Robotics
6G
AI for Everything
Synthetic Media
Advanced Semiconductors/Chiplets
Frictionless Commerce
Neuromorphic Computing
Weight Loss Pharmaceuticals
Edge Computing
Zero Emissions
Embedded Finance
Level 5 Autonomous Vehicles
Process Mining Platforms
Current Influential Tends
2026
2030
2035
2040+

13

14 Our People / We enable our people to be the best they can be by creating learning and development opportunities, fostering an inclusive work environment and making sure everyone is connected to our culture. Social Impact / We aim to make a positive difference in the communities where we live and work through strong strategic partnerships with NGOs. By concentrating on education, health, environment and humanitarian aid we focus on areas where we can have the greatest impact. Operating Responsibly / Our commitment to act ethically and with the highest levels of integrity enables us to retain the trust and confidence of our people, customers and investors to build a strong and sustainable business for the future. Innovation & Data Integrity / We develop smart solutions that are helping transform lives through technology. In doing so, we strive to safeguard customer privacy and security by aligning with industry best practices. Environmental Impact / We care about our impact on the world and follow sound environmental practices to reduce our environmental footprint. articulates our ESG approach and key priorities

15 Financials02

188.4 195.1 183.6 195.6 174.4 194.8 351.0 446.3 654.8 794.7 740.8 546.4 585.5 FY20 FY21 FY22 FY23 FY24 9M FY24 9M FY25 FY20-FY24 CAGR 20.5% Over the last five fiscal years, 89.7% of our revenue each fiscal year, on average, came from customers who purchased services from us during the prior fiscal year. +11.7% Q3 YOY Revenue (£m) Q1 Q3 Revenue June 30 Mar 31 16 Q2

17.3 4.2 10.6 2.5 13.6 (0.5) 23.4 54.4 102.4 114.2 27.0 27.4 20.3 FY20 FY21 FY22 FY23 FY24 9M FY24 9M FY25 Profit before tax (£m) Q2 Q3 Profitability June 30 Mar 31 Margin 29.8 19.2 22.7 21.8 15.5 24.6 66.7 92.1 138.3 164.2 83.0 68.0 65.7 FY20 FY21 FY22 FY23 FY24 9M FY24 9M FY25 Adjusted profit before tax (£m)* Q1 Q3 June 30 Mar 31 Margin * See page 23 for reconciliation of IFRS to Non-IFRS metrics 17 Q2 Q1

38% 35% 34% 33% 32% 34% 36% 34% 39% FY20 FY21 FY22 FY23 FY24 9M FY24 9M FY25 Q3 FY24 Q3 FY25 65 85 134 146 146 142 136 416 615 732 711 695 695 656 FY20 FY21 FY22 FY23 FY24 Q3FY24 Q3FY25 Total no. of clients and with revenue > £1m* June 30 Mar 31June 30 Mar 31 Top 10 clients (% of total revenue) Number & spend of clients 18 *Calculated on a 12 month rolling basis.

Number & spend of clients

Top 10 clients - average spend (£000s)



13,380
15,590
22,150
26,030
24,050
18,660
21,200
5,870
7,540
FY20
FY21
FY22
FY23
FY24
9M FY24
9M FY25
Q3 FY24
Q3 FY25
June 30
Mar 31

Remaining clients - average spend (£000s)



647
697
841
905
794
661
710
263
277
FY20
FY21
FY22
FY23
FY24
9M FY24
9M FY25
Q3 FY24
Q3 FY25
June 30
Mar 31

19

44% 42% 41% 39% 33% 35% 35% 24% 24% 21% 23% 26% 28% 22% 29% 31% 35% 32% 33% 30% 37% 3% 3% 3% 6% 8% 7% 6% RoW N. America Europe UK * Other includes consumer products, natural resources, services, and retail verticals **Healthcare vertical broken out of what was historically reported as Other Payments 19% Banking & Capital Markets 21% Insurance 9% Technology, Media & Telecom 18% Mobility 8% Healthcare** 12% Other* 13% Geography & Industry verticals Q3 FY25 Revenue by Vertical FY20 June 30 Q3 FY24 Q3 FY25FY21 FY22 FY23 FY24 Mar 31 Revenue by Region 20

0.8 1.1 1.4 0.4 1.4 1.1 7.3 5.2 13.7 13.5 5.2 3.7 2.7 FY20 FY21 FY22 FY23 FY24 9M FY24 9M FY25 Capital expenditures (£m) Q2 Q3 CAPEX & Adjusted FCF June 30 Mar 31 % of Revenue 16.0 3.5 33.6 31.6 2.2 17.5 31.5 82.7 107.2 111.5 58.4 51.8 52.7 FY20 FY21 FY22 FY23 FY24 9M FY24 9M FY25 Adjusted free cash flow (£m)* Q1 Q3 June 30 Mar 31 * See page 23 for reconciliation of IFRS to Non-IFRS metrics % of Revenue 21 Q1 Q2

22 Appendix03

IFRS to Non-IFRS reconciliation

	TWELVE MONTHS ENDED JUNE 30					NINE MONTHS ENDED MARCH 31		THREE MONTHS ENDED MARCH 31	
	2020	2021	2022	2023	2024	2024	2025	2024	2025
Reconciliation of Revenue Growth/(Decline) at Constant Currency to Revenue Growth/(Decline) as Reported under IFRS									
Revenue Growth / (Decline) as Reported under IFRS	21.9 %	27.2 %	46.7 %	21.4 %	(6.8)%	(9.7)%	7.2 %	(14.3)%	11.7 %
Impact of foreign exchange rate fluctuations	(0.9)%	2.4 %	0.9 %	(4.8)%	2.3 %	2.7 %	1.6 %	2.5 %	0.7 %
Revenue Growth / (Decline) at Constant Currency Including Worldpay Captive	**21.0 %**	**29.6 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**(7.0)%**	**8.8 %**	**(11.8)%**	**12.4 %**
Impact of Worldpay Captive	3.2 %	0.8 %	—	—	—	—	—	—	—
Proforma Revenue Growth / (Decline) Rate at Constant Currency Excluding Worldpay	**24.2 %**	**30.4 %**	**47.6 %**	**16.6 %**	**(4.5)%**	**(7.0)%**	**8.8 %**	**(11.8)%**	**12.4 %**
Revenue	350,950	446,298	654,757	794,733	740,756	546,338	585,479	174,365	194,838
Reconciliation of Adjusted Profit Before Tax and Adjusted Profit for the Period									
£ in 000s									
Profit / (Loss) before Tax	23,364	54,368	102,379	114,163	20,314	27,389	20,314	(529)	13,597
Adjustments:									
Share based compensation expense	15,663	24,427	35,005	31,058	34,678	29,740	28,186	6,184	6,221
Discretionary EBT bonus	27,874	—	—	—	—	—	—	—	—
Amortization of acquired intangible assets	4,075	6,725	10,823	12,270	14,980	9,930	16,236	2,845	4,054
Foreign currency exchange (gains) / losses, net	(2,054)	6,546	(9,944)	10,729	2,233	2,864	1,446	179	4,866
Restructuring costs	—	—	—	6,588	11,645	7,259	5,494	7,259	—
Exceptional property charges	—	—	—	—	1,925	—	—	—	—
Fair value movement of contingent consideration	—	—	—	(10,613)	(5,963)	(9,148)	(5,963)	(442)	(4,092)
Net gain on disposal of subsidiary	(2,215)	—	—	—	—	—	—	—	—
Total Adjustments	**43,343**	**37,698**	**35,884**	**50,032**	**45,399**	**40,645**	**45,399**	**16,025**	**11,049**
Adjusted Profit Before Tax	**66,707**	**92,066**	**138,263**	**164,195**	**82,955**	**68,034**	**65,713**	**15,496**	**24,646**
Adjusted Profit Before Tax as a percentage of Revenue	**19.0 %**	**20.6 %**	**21.1 %**	**20.7 %**	**11.2 %**	**12.5 %**	**11.2 %**	**8.9 %**	**12.6 %**
Profit / (Loss) for the Period	19,991	43,450	83,093	94,163	20,044	18,976	20,044	(1,737)	10,946
Adjustments:									
Adjustments to profit before tax	43,343	37,698	35,884	50,032	45,399	40,645	45,399	16,025	11,049
Release of Romanian withholding tax						—	(3,800)	—	—
Tax impact of adjustments	(8,787)	(7,241)	(6,933)	(11,829)	(7,109)	(6,503)	(8,539)	(1,587)	(1,857)
Adjusted Profit for the Period	**54,547**	**73,907**	**112,044**	**132,366**	**58,334**	**53,118**	**53,104**	**12,701**	**20,138**
Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow									
Net Cash from Operating Activities	37,877	87,668	120,719	124,518	55,081	54,631	55,081	3,008	18,659
Adjustments:									
Grant received	888	228	139	494	707	822	274	592	—
Net purchase of non-current assets (tangibles and intangibles)	(7,319)	(5,236)	(13,695)	(13,487)	(5,140)	(3,660)	(2,677)	(1,433)	(1,142)
Settlement of COC bonuses on acquisition	—	—	—	—	8,442	—	—	—	—
Adjusted Free Cash Flow	**31,446**	**82,660**	**107,163**	**111,525**	**59,090**	**51,793**	**52,678**	**2,167**	**17,517**
Adjusted Free Cash Flow as a percentage of Revenue	**9.0 %**	**18.5 %**	**16.4 %**	**14.0 %**	**8.0 %**	**9.5 %**	**9.0 %**	**1.2 %**	**9.0 %**

23